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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  June 1, 2006.

Commission File Number  001-15244

CREDIT SUISSE GROUP

(Translation of registrant’s name into English)

Paradeplatz 8,  P.O. Box 1,  CH - 8070 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-                .

FOR IMMEDIATE RELEASE

CREDIT SUISSE AND GE PARTNER

TO MEET DEMAND FOR GLOBAL INFRASTRUCTURE INVESTMENTS

New York, NY and Stamford, CT. – May 31, 2006 – Credit Suisse and GE (NYSE: GE) announced today that they intend to form a US$1 billion joint venture to invest in global infrastructure assets. The joint venture, which Credit Suisse plans to form with GE Infrastructure, intends to invest in energy and transportation infrastructure assets worldwide. Each party plans to commit US$500 million to the joint venture.

Targets will include power generation and transmission, gas storage and pipelines, water assets, airports, air traffic control, ports, railroads and toll roads. The infrastructure joint venture estimates the market opportunity at US$500 billion in developed markets and US$1 trillion in emerging markets over the next five years.

Credit Suisse and GE plan to name a team of senior executives to manage the joint venture in due course.

“This joint venture will help propel our international growth in serving the global need for trillions of dollars of investments to improve energy and transportation infrastructure,” said Dave Calhoun, GE Vice Chairman for GE Infrastructure. “Combining GE’s and Credit Suisse’s expertise, global footprint and financial strength is a compelling way to satisfy the thirst for infrastructure investment.”

Brian Finn, Head of Alternative Investments at Credit Suisse, said: “We are delighted to partner with GE and believe there is a real untapped opportunity for investment in this attractive asset class. As a leading global financial institution, the breadth of our expertise in developed and emerging markets, alternative investments, investment banking, project finance and capital markets, when combined with GE’s longstanding industry expertise and leadership, makes for a dynamic partnership.”

GE Infrastructure’s participants in the joint venture are its GE Energy Financial Services and GE Commercial Aviation Services (GECAS) units, including the Transportation Finance team.

ABOUT GE

GE Energy Financial Services, based in Stamford, Connecticut USA, with European operations based in London, invested $3 billion during 2005 in the world’s most capital-intensive industry, energy. With more than $11 billion in assets, Energy Financial Services offers structured equity, leveraged leasing, partnerships, project finance and broad-based commercial finance to the global energy industry from wellhead to wall socket. Energy Financial Services has developed a strong record investing in solar, biomass, hydro, wind and geothermal power, and is growing its portfolio of nearly $1 billion in renewable energy assets. For more information, visit www.geenergyfinancialservices.com.

GE Commercial Aviation Services (GECAS) is the commercial aircraft financing and leasing business of General Electric. GECAS has a fleet of 1,400 owned aircraft it leases to more than 225 airlines in some 60 countries. It also offers financing to expand and modernize airport infrastructure and equipment, and its Transportation Finance unit offers financing solutions for port terminals and other customers in the marine, rail and intermodal industries. GECAS has offices in 21 cities around the world. For more information, visit www.gecas.com.

GE (NYSE: GE) is Imagination at Work — a diversified technology, media and financial services company focused on solving some of the world’s toughest problems. With products and services ranging from aircraft engines, power generation, water processing and security technology to medical imaging, business and consumer financing, media content and advanced materials, GE serves customers in more than 100 countries and employs more than 300,000 people worldwide. For more information, visit the company’s Web site at www.ge.com.

About Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with investment banking, private banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 40,000 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CSR), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com

In its asset management business, Credit Suisse offers products across the full spectrum of investment classes, ranging from equities, fixed income, and multiple asset-class products to alternative investments such as real estate, hedge funds, private equity and volatility management. Credit Suisse’s Alternative Investments business, part of its asset management business, is one of the largest alternative asset managers in the world with more than US$100 billion of assets under management. Credit Suisse’s asset management business manages portfolios, mutual funds, and other investment vehicles for a broad spectrum of clients ranging from governments, institutions, and corporations to private individuals. With offices focused on asset management in 18 countries, Credit Suisse’s asset management business is operated as a globally integrated network to deliver the Bank’s best investment ideas and capabilities to clients around the world.

Cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us; (iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations; (xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.

Press Contacts

For GE:

Eric Jones	1 203-357-6978	Eric.Jones@GE.com

For Credit Suisse:

Suzanne Fleming	1 212-875-3957	Suzanne.Fleming@credit-suisse.com
Mary Claire Delaney	1 212-325-4290	MaryClaire.Delaney@credit-suisse.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP
(Registrant)

Date	June 1, 2006	By	/s/	Urs Rohner
General Counsel*

			/s/	Charles Naylor
Head of Corporate Communications

*  Print the name and title under the signature of the signing officer.

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